Exhibit 99.1

Sinovac to Host Conference Call to Report Fourth Quarter and Full Year 2007 Financial Results
Tuesday March 25, 8:30 am ET

BEIJING, March 25 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of vaccines in China, today announced that it will host a conference call on Monday, March 31, 2008 at 9:00 a.m. ET to review the Company's fourth quarter and year ended December 31, 2007 financial results and provide an update on recent corporate developments.

To access the conference call, please dial 1-877-407-4018 (USA) or 1-201- 689-8471 (international). A replay of the call will be available from 12:00 p.m. ET on March 31, until April 14, 2008 at midnight. To access the replay, please dial 1-877-660-6853 (USA) or 1-201-612-7415 (international) and reference the account number 3055 and the access code 279686.

A live audio webcast of the call will also be available from the Investors section on the corporate web site at http://www.sinovac.com . A webcast replay can be accessed on the corporate website beginning March 31, 2008 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include HealiveTM (hepatitis A), BiliveTM (combined hepatitis A and B) and AnfluTM (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

    For more information, please contact:
     Contact Information:
     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 Ext. 871
     Fax:   +86-10-6296-6910

     Email: info@sinovac.com
     Investors / Media:
     Stephanie Carrington / Janine McCargo
     The Ruth Group
     Tel:   646-536-7017/7033
     Email: scarrington@theruthgroup.com / jmccargo@theruthgroup.com